EXHIBIT 5.1

August 1, 2012

Forbes Energy Services Ltd.

3000 South Business Highway 281

Alice, Texas 78332

Ladies and Gentlemen:

We have acted as counsel to Forbes Energy Services Ltd., a Texas corporation (the “Company”) in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed offer and sale of up to 4,000,000 additional shares of common stock, par value $0.04 per share (the “Shares”) of the Company to be issued by the Company pursuant to the Forbes Energy Services Ltd. 2012 Incentive Compensation Plan, as amended (the “2012 Plan”), and the Series A Junior Participating Preferred Stock purchase rights attached to each such share of common stock (the “Rights”).

We have examined the Registration Statement, the 2012 Plan, the Rights Agreement dated May 29, 2008, between the Company and CIBC Mellon Trust Company (the “Rights Plan”), the minute books and other corporate records of the Company, and such other instruments and documents that we have deemed necessary or appropriate for the purposes of the opinions expressed herein. For the purposes of expressing the opinion set forth below, we have assumed: (i) the genuineness of all signatures and documents; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as copies; (iv) the correctness and accuracy of all facts set forth in the documents referred to in this opinion letter; (v) the due authorization, execution, and delivery of and the validity and binding effect of all documents; and (vi) that the board of directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Plan.

Based on the foregoing and subject to the qualifications, assumptions and other statements set forth herein, we are of the opinion (i) that the Shares, when issued in accordance with the terms of the 2012 Plan, will be validly issued, duly authorized, fully paid and nonassessable and (ii) that the Rights attached to any Shares so issued, will be validly issued and duly authorized.

This opinion does not address the determination a court of competent jurisdiction may make regarding whether the board of directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. Further, it should be understood that our opinion addresses the Rights and the Rights Plan in its entirety and not any particular provision of the Rights or the Rights Plan and that it is not settled whether the invalidity of any particular provision of the Rights Plan or the Rights issued thereunder would result in invalidating in their entirety such Rights.

We express no opinion as to the law of any jurisdiction other than Texas. The opinion expressed herein is given as of this date, and we do not undertake to supplement this opinion with respect to any events or changes occurring subsequent to the date of this letter. The opinion expressed in this letter is provided as a legal opinion only and not as any guarantee or warranty of the matters discussed herein, and such opinion is strictly limited to the matters stated herein, and no other opinion may be implied therefrom.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Winstead PC